NEWS		Exhibit 99
	For Release:	May 1, 2009
	Investor Contact:	Tim Thorp
218-723-3953
tthorp@allete.com

	Contact:	Amy Rutledge
Communications Manager
218-723-7400
218-348-2961
arutledge@mnpower.com

ALLETE reports first quarter earnings

Duluth, Minn. –ALLETE, Inc.  (NYSE: ALE) today reported first quarter 2009 earnings of 55 cents per share, compared to 82 cents per share in the first quarter of 2008. Net income in the quarter was $16.9 million on revenue of $199.6 million versus net income of $23.6 million and revenue of $213.4 million in the first quarter of 2008.

The year-over-year comparison is affected by two nonrecurring items. Earnings in the first quarter of 2008 were boosted by a $3.7 million, or 12 cents per share gain on the sale of securities held for employee benefits. Earnings for the first quarter of 2009 were reduced by a $3.4 million, or 11 cents per share charge reflecting the 2008 portion of a rate refund recorded at Minnesota Power in response to a Minnesota Public Utilities Commission hearing.

ALLETE’s Regulated Operations earned $17.7 million in the first quarter, a decline of $2.4 million compared to the year-ago period. Higher interim retail electric rates and higher wholesale rates were more than offset by increased depreciation and interest expenses, and the aforementioned refund.

The Investments and Other segment was $4.3 million lower than the first quarter of 2008, mainly due to the gain on the sale of investments in the employee benefit plans recorded last year.

In addition, earnings per share decreased by four cents compared to the first quarter of 2008 as a result of additional common shares outstanding in 2009.

“During the first quarter, we essentially mitigated the impact of lower sales to our taconite customers by remarketing their available energy to other power suppliers,” said Chairman, President and CEO Don Shippar. “We have sales agreements in place that will offset about 85 percent of the current estimated financial impact from reduced industrial sales for 2009. We will continue our remarketing efforts and expense reduction activities with the goal of offsetting the remaining earnings impact.”

Shippar said that ALLETE expects year-end earnings to be within a range of $2.10 to $2.25 on net income of $67 to $72 million, excluding the charge for the 2008 portion of the rate refund.

Based in Duluth, Minn., ALLETE (NYSE: ALE) provides regulated energy services in Minnesota and Wisconsin, has an equity investment in the American Transmission Company, and owns BNI Coal in North Dakota and ALLETE Properties in Florida.  More information about the company is available at www.allete.com.

The statements contained in this release and statements that ALLETE may make orally in connection with this release that are not historical facts, are forward-looking statements. Actual results may differ materially from those projected in the forward-looking statements. These forward-looking statements involve risks and uncertainties and investors are directed to the risks discussed in documents filed by ALLETE with the Securities and Exchange Commission.

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ALLETE, Inc.

Consolidated Statement of Income
For the Periods Ended March 31, 2009 and 2008
Millions Except Per Share Amounts
	Quarter Ended
	2009	2008
Operating Revenue
Operating Revenue	$204.9	$213.4
Prior Year Rate Refunds	(5.3)	–
Total Operating Revenue	199.6	213.4

Operating Expenses
Fuel and Purchased Power	72.8	86.3
Operating and Maintenance	80.5	83.1
Depreciation	15.2	12.7
Total Operating Expenses	168.5	182.1
Operating Income from Continuing Operations	31.1	31.3
Other Income (Expense)
Interest Expense	(8.7)	(6.0)
Equity Earnings in ATC	4.2	3.4
Other	1.1	8.6
Total Other Income (Expense)	(3.4)	6.0

Income Before Income Taxes	27.7	37.3
Income Tax Expense	10.8	13.7
Net Income	$16.9	$23.6

Average Shares of Common Stock
Basic	30.9	28.7
Diluted	31.0	28.7

Basic and Diluted Earnings Per Share of Common Stock	$0.55	$0.82

Dividends Per Share of Common Stock	$0.44	$0.43

Consolidated Balance Sheet
Millions
	Mar. 31,	Dec. 31,		Mar. 31,	Dec. 31,
	2009	2008		2009	2008
Assets			Liabilities and Shareholders' Equity
Cash and Short-Term Investments	$98.0	$102.0	Current Liabilities	$137.3	$150.7
Other Current Assets	145.9	150.3	Long-Term Debt	627.1	588.3
Property, Plant and Equipment	1,435.2	1,387.3	Other Liabilities	363.9	389.3
Investment in ATC	79.7	76.9	Deferred Income Taxes & Investment Tax Credits	182.2	169.6
Investments	127.3	136.9	Shareholders' Equity	858.4	836.9
Other	282.8	281.4
Total Assets	$2,168.9	$2,134.8	Total Liabilities and Shareholders' Equity	$2,168.9	$2,134.8

	Quarter Ended March 31,
ALLETE, Inc.	2009	2008
Income (Loss)
Millions
Regulated Operations	$17.7	$20.1
Investments and Other	(0.8)	3.5
Net Income	$16.9	$23.6
Diluted Earnings Per Share	$0.55	$0.82

Statistical Data
Corporate
Common Stock
High	$33.27	$39.86
Low	$23.35	$33.76
Close	$26.69	$38.62
Book Value	$25.59	$24.36

Kilowatt-hours Sold
Millions
Regulated Utility
Retail and Municipals
Residential	375	363
Commercial	379	382
Municipals	265	273
Industrial	1,323	1,823
Total Retail and Municipal	2,342	2,841
Other Power Suppliers	916	404
Total Regulated Utility	3,258	3,245
Non-regulated Energy Operations	57	48
Total Kilowatt-hours Sold	3,315	3,293

Real Estate
Town Center Development Project
Non-residential Square Footage Sold	–	–
Residential Units	–	–

Palm Coast Park Development Project
Non-residential Square Footage Sold	–	–
Residential Units	–	–

Other Land
Acres Sold	19	2

This exhibit has been furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.